UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-31343 (Associated Banc-Corp)

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASSOCIATED BANC-CORP 401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASSOCIATED BANC-CORP

433 Main Street

Green Bay, Wisconsin 54301

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

Financial Statements and Schedule

December 31, 2014 and 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Associated Banc-Corp 401(k) &

Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to the audit procedures performed in conjunction with the audit of the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Schenck SC

Certified Public Accountants

Green Bay, Wisconsin

June 24, 2015

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2014 and 2013

	2014	2013
Assets:
Investments (at fair value):
Collective trust funds	$183,411,075	$188,659,978
Associated Banc-Corp Common Stock Fund	45,338,129	46,588,086
Mutual funds	219,461,124	202,687,649
Cash surrender value of life insurance	73,848	77,436

Total investments	448,284,176	438,013,149
Receivables:
Due from broker for securities sold	86,195	130,276
Notes receivable from participants	4,768,791	4,016,100
Employer contribution receivable	10,556,997	10,240,601

Total receivables	15,411,983	14,386,977
Cash	451,590	453,641

Total assets	464,147,749	452,853,767

Liabilities:
Administrative expenses payable	204,658	170,582
Due to broker for securities purchased	307,113	298,982

Total liabilities	511,771	469,564

Net assets available for plan benefits	$463,635,978	$452,384,203

See accompanying notes to financial statements.

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2014 and 2013

	2014	2013
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation of investments	$23,166,691	$76,943,839
Interest and dividends	5,007,207	3,338,792

Total investment income	28,173,898	80,282,631
Interest income on notes receivable from participants	228,141	156,917
Contributions:
Participant	20,243,406	20,117,177
Employer	10,597,236	10,242,425
Rollover	2,358,901	3,799,650

Total contributions	33,199,543	34,159,252

Total additions	61,601,582	114,598,800
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	49,514,994	47,570,346
Insurance premiums	7,204	10,606
Administrative expenses	827,609	785,205

Total deductions	50,349,807	48,366,157

Net increase in net assets available for plan benefits	11,251,775	66,232,643
Net assets available for plan benefits:
Beginning of year	452,384,203	386,151,560

End of year	$463,635,978	$452,384,203

See accompanying notes to financial statements.

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

(1)	Description of the Plan

The following brief description of the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan (the “Plan”) is provided for general information. The Plan contains 401(k) provisions. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

Background

Associated Banc-Corp (the “Corporation”) has established the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan, a defined contribution plan. The 401(k) provisions of the Plan provide for employee contributions complying with the provisions of Internal Revenue Code (the Code) Section 401(k) as well as discretionary employer matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participants

Employees of the Corporation and its subsidiaries that have adopted the Plan are eligible to participate in the employer contribution provisions of the Plan on January 1 of the year in which 1,000 hours of service are completed. Employees are eligible to participate in the employee 401(k) contribution portion of the Plan if they are reasonably expected to complete 1,000 hours of service annually. Otherwise, employees are eligible to participate in the Plan immediately after completing 1,000 hours of service in a Plan year.

In conjunction with the 401(k) provisions of the Plan, participants can elect to contribute an amount between 1% of their compensation and the limitations ($17,500 for both 2014 and 2013) of Section 402(g) of the Code in increments of 1% to the Plan by means of regular payroll deductions. Participants may contribute pre-tax 401(k) contributions, Roth 401(k) contributions or a combination of both. Participants who have attained age 50 are eligible to make catch-up contributions in accordance with, and subject to the limitations ($5,500 for both 2014 and 2013) of, Code section 414(v). Participants are also allowed to contribute amounts qualifying as rollover contributions under Section 402(c)(4) of the Code.

The Plan provides for a discretionary Corporation matching contribution. For 2014 and 2013 the discretionary match was equal to 100% of the first three percent deferred plus 50% of the next three percent deferred for plan participants who met the service requirements.

Vesting

Participants are 100% vested in both employee and Corporation matching contributions to the Plan.

Forfeitures

Upon termination, the non-vested portion of discretionary profit sharing contributions of the Corporation and the earnings thereon become subject to forfeiture. At December 31, 2014 and 2013 forfeited non-vested accounts totaled $2,984 and $17,409, respectively. All forfeitures are used to reduce employer contributions in the next calendar year. During 2014, employer contributions were reduced by $17,409 from forfeited non-vested accounts compared to reductions of $33,736 in 2013.

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

Investment of Plan Assets

At December 31, 2014, participants can direct their accounts to be invested in the Associated Banc-Corp Common Stock Fund, eight collective trust funds and twelve mutual funds offered by the Plan as investment options. Plan assets are held in trust with Associated Trust Company, N.A., a subsidiary of Associated Bank, N.A., which is a subsidiary of the Corporation.

The following is a brief description of each fund:

Associated Banc-Corp Common Stock Fund – The fund is designed to share in the performance of Associated Banc-Corp. The share price and return will vary according to factors affecting the Associated Banc-Corp common stock.

Associated Trust Company, N.A. Equity Income Fund – The fund is designed to pursue growth of capital while providing above average dividend yield. The fund invests in common stocks believed to be undervalued.

Associated Trust Company, N.A. Balanced Lifestage Fund – The fund is designed to put equal emphasis on the pursuit of capital growth through investments in stocks, along with the stability and income generation provided by fixed income securities. Approximately one-half of the portfolio will consist of investment grade bonds with the remaining half consisting of a diversified mix of stocks, with an emphasis on large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks.

Associated Trust Company, N.A. Growth Balanced Lifestage Fund – The fund is designed to seek both long-term growth of capital and a modest amount of income and stability through a mixture of stocks and bonds. The equity portion of the portfolio will consist of a diversified mix of stocks with an emphasis on large company stocks, but will also include mid-cap, small-cap, and foreign stocks. The remainder of the portfolio will consist of short to intermediate-term, investment grade bonds.

Associated Trust Company, N.A. Growth Lifestage Fund – The fund is designed to achieve growth of capital through investment in a broadly diversified portfolio of common stocks. The objective is long-term growth and current income is incidental to the primary focus. The portfolio will consist of a diversified mix of stocks with an emphasis on large company stocks, but will also include mid-cap, small-cap, and foreign stocks.

Associated Trust Company, N.A. Short Term Bond Fund – The fund is designed to earn a competitive total return through diversified investments in U.S. Treasury Notes, U.S. government agencies, investment grade corporate bonds, and mortgage backed securities.

Associated Trust Company, N.A. Core Bond Fund – During 2014, the Intermediate Term Bond Fund was renamed the Core Bond Fund to more closely mirror the investment strategy. The fund is designed to earn a competitive total return through diversified investment in U.S. Treasury Notes, U.S. government agencies, investment grade corporate bonds, and mortgage backed securities.

Associated Trust Company, N.A. Conservative Balanced Lifestage Fund – The fund is designed to emphasize stability of principal and income through investments in fixed income securities with a smaller emphasis on capital growth through investment in stocks. The portfolio will primarily consist of investment grade bonds with the equity portion consisting primarily of large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks.

Associated Money Market Fund – This investment alternative is designed to provide safety of principal. This fund will be invested in short-term Treasury Bills and repurchase agreements.

Dodge & Cox Stock Fund – The fund is designed to pursue long-term growth of principal and income. The Fund intends to remain fully invested in equities with at least 80% of assets in common stocks, including depositary receipts evidencing ownership of common stocks.

EuroPacific Growth Fund – The fund is designed to pursue long-term growth of capital. The fund invests in at least 80% of assets in equity securities of issuers from Europe and the Pacific Basin.

Goldman Sachs Growth Opportunities Institutional Fund – The fund is designed to achieve long-term growth of capital. The fund invests in at least 90% of assets in equity securities with a primary focus on mid-cap companies.

Growth Fund of America – The fund is designed to achieve growth of capital. The fund invests primarily in common stocks and seeks to invest in companies that appear to offer superior opportunities for growth of capital. It may invest a portion of its assets in securities of issuers domiciled outside the United States.

Perkins Small Cap Value Fund – The fund is designed to achieve capital appreciation. The fund invests at least 80% of assets in equity securities of small companies whose market capitalization, at the time of initial purchase, is less than the 12-month average of the maximum market capitalization for companies included in the Russell 2000® index.

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

Perkins Mid Cap Value Fund – The fund is designed to achieve capital appreciation. The fund invests at least 80% of assets in equity securities of companies whose market capitalization, at the time of purchase, is within the 12-month average of the capitalization range of the Russell Midcap® Value Index.

Vanguard Institutional Index Fund – The fund is designed to replicate the aggregate price and yield performance of the S&P 500 Index. The fund invests all, or substantially all, of its assets in the stocks that make up the S&P 500 in approximately the same proportion as they are represented in the Index.

American New World Fund – The fund is designed to achieve long term capital appreciation. The fund invests primarily in common stocks of companies with significant exposure to countries with developing economies and/or markets.

Templeton Institutional Foreign Equity Fund – The fund is designed to achieve long term capital growth. The fund normally invests at least 80% of net assets in foreign (non-U.S.) equity securities. It also invests in depository receipts and emerging market countries.

Wasatch Small Cap Growth Fund – The fund is designed to achieve long term capital growth, with income as a secondary consideration. The fund invests primarily in small growth companies. It invests at least 80% of net assets in equity securities of small companies with market capitalization of less than $2.5 billion. The fund may invest up to 20% of assets in securities issued by foreign companies in developing or emerging markets.

Templeton Global Bond Advisor Fund – The fund is designed to achieve current income with capital appreciation and growth of income. The fund normally invests at least 80% of net assets in bonds issued by governments and government agencies located around the world. It also may invest up to 25% of total assets in bonds that are rated below investment grade.

Vanguard Balanced Index Admiral Fund – The fund is designed to achieve income and long-term growth of income and capital. With 60% of its assets, the fund tracks the CRSP US Total Market Index. With 40% of its assets, the fund tracks the Barclays U.S. Aggregate Float Adjusted Index.

Participants can elect to invest in one of the aforementioned funds or in 1% increments in two or more funds. Participants can change the allocation of the Plan accounts on a daily basis.

Notes Receivable From Participants

Effective October 1, 2012, a participant may request a loan for any reason. Prior to that date, loans were limited to certain defined requirements. Loans are limited to the lesser of (1) $50,000, reduced by the excess of the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which such loan was made over the outstanding balance of loans from the Plan on the date on which such loan was made or (2) 50% of the vested benefit of the participant’s account balance. Participant loans will not be granted for less than $1,000.

A commercially reasonable fixed rate of interest will be assessed on the loan with the current rate set at the prime rate plus 2% offered by Associated Bank, N.A. Interest rates range from 4.00% to 9.00%. The loan will provide bi-weekly payments under a level amortization schedule of not greater than 5 years or 15 years if a loan is used to acquire a principal residence. The plan may also hold grandfathered or inherited loans from merged plans with maturity dates extended beyond the 15 years allowed by the Plan document.

Participant Accounts

The Plan is a defined contribution plan under which a separate individual account is established for each participant. Plan investments are valued daily. Due to daily valuation, contributions are allocated to participant accounts upon receipt, and income and changes in asset values are immediately allocated to the participants’ accounts. Under a daily valued plan, participants can verify account balances daily utilizing the VRU (Voice Response Unit) or Internet access.

Distributions

Distributions are made in the form of lump-sum payments, payments over a period in monthly, quarterly, semi-annual or annual installments and other payment forms allowed by the Plan document. Distributions must begin no later than 60 days after the close of the plan year in which the later of the participant’s attainment of age 65 or the termination date occurs, unless the participant elects to delay commencement of the distribution until April 1 following the attainment of age 70 1/2. Participants may withdraw amounts for any reason upon reaching age 59 1/2. Earnings are credited to a participant’s account through the date of distribution.

Distributions are made in cash or, if a participant has investments in Corporation common shares, the participant may elect to receive the distribution of that particular investment in the form of Corporation common shares plus cash for any fractional share.

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

Termination of Plan

While the Corporation has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event of termination, participants become fully vested to the extent of the balance in their account, including investment income through the termination date.

(2)	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies consistently followed by the Plan in the preparation of the financial statements:

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in the economic environment, financial markets, and any other parameters used in determining these estimates and assumptions could cause actual results to differ.

Risks and Uncertainties

The Plan, at the direction of the participant, invests in various investment securities. The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participant account balances and the amounts reported in the financial statements of the Plan.

a)	Interest Rate

Interest rate risk refers to the impact of interest rate changes on the Plan’s financial position. Interest rate changes directly impact the fair value of U.S. government obligations and have an indirect impact on the other investments held by the Plan.

b)	Market

Market risk is the risk that the fair value of an investment will fluctuate as a result of changes in market price.

c)	Credit

Credit risk is associated with the potential failure of a counterparty to fulfill its obligations based on the contractual terms of the agreements. The amount of credit risk will increase or decrease during the lives of the investments as interest rates or foreign exchange rates or credit spreads fluctuate.

Investments and Income Recognition

Investment securities are recorded at fair value. Fair value of mutual funds is based on quoted market prices. The investments in units of the collective trust funds and common stock fund are carried at the net asset value (NAV), which is the value at which units in the funds can be withdrawn and approximates fair value as a practical expedient. See Footnote (6) for discussion of fair value measurements.

Fair value of cash surrender value of life insurance are provided by the underlying insurance providers at year end and also upon individual policy surrender. As such, these holdings are valued at the year-end cash surrender values, which approximates fair value. Upon death of the participant, death benefits are paid directly to the beneficiary from the insurance provider and not by the Plan. Any cash surrender value upon termination of a life insurance policy is paid directly to the terminated participant or to the Plan for active participants.

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

Plan assets are held by the trustee. Net appreciation of investments includes realized gains and losses on investments purchased and sold and changes in appreciation (depreciation) for the period. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sale of investments are determined through the use of moving average basis. The Plan records interest income on the accrual basis and dividends on the ex-dividend date.

Notes Receivable from Participants

Notes Receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Operating Expenses

Loan and distribution recordkeeping fees are paid by the respective participant. All other expenses of maintaining the plan are paid by the Corporation.

Future Accounting Pronouncements

In May 2015, the FASB issued an amendment to eliminate the requirement to categorize investments measured using the NAV practical expedient in the fair value hierarchy table. Entities will be required to disclose the fair value of investments measured using the NAV practical expedient so that financial statement users can reconcile amounts reported in the fair value hierarchy table to amounts reported on the balance sheet. The new guidance will be applied retrospectively and is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted. Plan management intends to adopt the accounting standard during the first quarter of 2016, as required, and is currently evaluating the impact on its financial statements.

(3)	Investments

The fair value of investments that represent 5% or more of the Plan’s net assets at December 31 are presented in the following table:

	2014	2013
Associated Trust Company, N.A. Growth Lifestage Fund	$47,871,582	$48,827,476
Associated Banc-Corp Common Stock Fund	45,338,129	46,588,086
Associated Trust Company, N.A. Balanced Lifestage Fund	44,095,959	45,584,930
Associated Money Market Fund	31,447,711	38,245,858
Dodge & Cox Stock Fund	37,199,002	33,594,793
Growth Fund of America	29,436,590	26,980,274
Vanguard Institutional Index Fund	32,164,208	24,216,484
Goldman Sachs Growth Opportunities Institutional Fund	23,678,598	23,556,676

The Plan’s investments, including gains and losses on investments purchased and sold, as well as held during the year, appreciated in value as presented in the following table:

	2014	2013
Associated Banc-Corp Common Stock Fund	$3,088,428	$12,139,154
Collective Trust Funds	9,146,898	22,937,801
Mutual Funds	10,931,365	41,866,884

Total	$23,166,691	$76,943,839

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

(4)	Transactions with Related Parties

The Associated Banc-Corp Common Stock Fund at December 31, 2014 and 2013 included 2,401,773 shares and 2,641,063 shares, respectively, of common stock of the Corporation with fair values of $44,745,043 and $45,954,503, respectively. Dividend income from Corporation stock totaled $921,833 and $915,351 in 2014 and 2013, respectively. Also included in the Associated Banc-Corp Common Stock Fund at December 31, 2014 and 2013 were units of Goldman Sachs Financial Square Prime Obligations Fund with fair values of $593,086 and $633,583, respectively. The Goldman Sachs Financial Square Prime Obligations Fund is an unrelated party.

Associated Trust Company, N.A. performs asset management and participant recordkeeping for the Plan. Fees incurred by the Plan for these expenses totaled $827,609 in 2014 and $785,205 in 2013. Additionally, Associated Trust Company, N.A. performs loan recordkeeping services for the Plan. Fees for these services are paid directly by participants and totaled $71,270 in 2014 and $71,795 in 2013. Loan recordkeeping fees are included in the Plan administrative expenses.

The Plan invests in various Associated Trust Company, N.A. collective trust funds and a Money Market Fund. As of December 31, 2014 and 2013, $183,411,075 and $188,659,978, respectively, were invested in Associated Trust Company, N.A. collective trust funds.

(5)	Income Taxes

The Plan Administrator received a favorable tax determination letter, dated August 26, 2014, from the Internal Revenue Service indicating that the Plan qualifies under the provisions of Section 401(a) of the Code, and the related trust is, therefore, exempt from tax under Section 501(a). Therefore, a provision for income taxes has not been included in the Plan’s financial statements.

Participants in the Plan are not subject to federal income taxes until they receive a distribution from the Plan.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(6)	Fair Value Measurements

Fair value represents the estimated price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date under current market conditions (i.e., an exit price concept). Assets and liabilities are categorized into three levels based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy in which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. Below is a brief description of each fair value level.

Level 1 inputs – utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2 inputs – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

Level 3 inputs – unobservable inputs for the asset or liability, which are typically based on the Plan’s own assumptions, as there is little, if any, related market activity.

Various inputs are used in determining the fair value of the Plan’s investments as of the reporting period end. The designated input levels are not necessarily an indication of the risk of liquidity associated with this investment.

The following is a description of the valuation methodologies used for Plan assets measured at fair value. There have been no changes in the valuation methodologies used at December 31, 2014 and 2013 and there have been no transfers between fair value levels.

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

Collective trust funds and common stock fund: Valued at the NAV of units of the fund. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the fund, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s fair value measurements at December 31, 2014 and 2013:

Investments at December 31, 2014:	Fair Value	Level 1	Level 2	Level 3
Collective trust funds:
Balanced funds	$69,747,397		$69,747,397
Fixed income funds	58,439,006		58,439,006
Growth funds	47,871,582		47,871,582
Income funds	7,353,090		7,353,090

Total Collective funds	183,411,075		183,411,075

Associated Banc-Corp Common Stock Fund	45,338,129		45,338,129
Mutual funds:
Balanced funds	51,347,664	51,347,664
Fixed income funds	5,518,151	5,518,151
Growth funds	130,431,101	130,431,101
Index funds	32,164,208	32,164,208

Total Mutual funds	219,461,124	219,461,124

Cash surrender value of life insurance	73,848			73,848

Total	$448,284,176	$219,461,124	$228,749,204	$73,848

Investments at December 31, 2013:	Fair Value	Level 1	Level 2	Level 3
Collective trust funds:
Balanced funds	$68,808,585		$68,808,585
Fixed income funds	64,577,999		64,577,999
Growth funds	48,827,476		48,827,476
Income funds	6,445,918		6,445,918

Total Collective funds	188,659,978		188,659,978

Associated Banc-Corp Common Stock Fund	46,588,086		46,588,086
Mutual funds:
Balanced funds	42,649,377	42,649,377
Fixed income funds	5,424,513	5,424,513
Growth funds	130,397,275	130,397,275
Index funds	24,216,484	24,216,484

Total Mutual funds	202,687,649	202,687,649

Cash surrender value of life insurance	77,436			$77,436

Total	$438,013,149	$202,687,649	$235,248,064	$77,436

Certain reclassifications have been made to the 2013 classification of investments by level to conform to the 2014 classification by level.

For the funds reported using the NAV, there are no restrictions on redemptions, nor are there any required commitments to invest in the funds. Investment decisions are fully directed by the participant.

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the years ended December 31, 2014 and 2013, respectively:

	2014 Cash surrender value of life insurance	2013 Cash surrender value of life insurance
Beginning Balance	$77,436	$75,658
Realized losses	(537)	(16)
Unrealized gains	9,738	7,106
Purchases, sales, issuances and settlements, net	(12,789)	(5,312)

Ending Balance	$73,848	$77,436

The amount of total gains or (losses) for the period attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	$(3,588)	$1,778

(7)	Subsequent Events

The Plan Administrator has evaluated the effects on the Plan financial statements of subsequent events that have occurred subsequent to December 31, 2014 through June 24, 2015, the date these financial statements were issued. During this period, there have been no material events that would require recognition in the financial statements or disclosures to the financial statements.

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2014

Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current Value
* Associated Trust Company, N.A. Equity Income Fund	52,267 units	$7,353,090
* Associated Trust Company, N.A. Balanced Lifestage Fund	1,848,835 units	44,095,959
* Associated Trust Company, N.A. Growth Balanced Lifestage Fund	816,440 units	20,933,215
* Associated Trust Company, N.A. Growth Lifestage Fund	1,681,414 units	47,871,582
* Associated Trust Company, N.A. Core Bond Fund	449,626 units	19,403,025
* Associated Trust Company, N.A. Short Term Bond Fund	340,545 units	7,588,270
* Associated Trust Company, N.A. Conservative Balanced Lifestage Fund	232,869 units	4,718,223
* Associated Money Market Fund	21,323,953 units	31,447,711

Total collective trust funds		$183,411,075

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2014

* Associated Banc-Corp Common Stock Fund	1,381,876 units	$45,338,129

Dodge & Cox Stock Fund	205,587 units	37,199,002
EuroPacific Growth Fund	352,542 units	16,601,214
Goldman Sachs Growth Opportunities Institutional Fund	853,283 units	23,678,598
Growth Fund of America	689,705 units	29,436,590
Perkins Small Cap Value Fund	822,551 units	17,816,460
Perkins Mid Cap Value Fund	610,734 units	12,214,684
Vanguard Institutional Index Fund	170,479 units	32,164,208
American New World Fund	104,743 units	5,602,687
Templeton Institutional Foreign Equity Fund	408,392 units	8,188,263
Wasatch Small Cap Growth Fund	344,325 units	16,892,605
Templeton Global Bond Advisor Fund	444,654 units	5,518,151
Vanguard Balance Index Admiral Fund	476,707 units	14,148,662

Total Mutual funds		$219,461,124

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2014

Cash Surrender Value of Life Insurance:
Penn Mutual Life Insurance Co.	$125,000 face value	$13,217
The Guardian Insurance and Annuity Co.	$1,100,000 face value	48,580
General American Life Ins. Co.	$25,000 face value	12,051

Total cash surrender value of life insurance		73,848

Total Investments per Statement of Net Assets		448,284,176

*Loans to participants (503 participant loans with interest rates ranging from 4.00% to 9.00% and maturity dates ranging from 11/15/2014 to 11/30/2029)		4,768,791

Total Investments per 5500		$453,052,967

*	Denotes a party-in-interest

Note: Cost information has not been included because all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Associated Banc-Corp Retirement Program Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

Date June 24, 2015	/s/ Judith M. Docter
Judith M. Docter, Executive Vice President and Chief
Human Resources Officer

Date June 24, 2015	/s/ Tammy C. Stadler
Tammy C. Stadler, Executive Vice President and Corporate
Controller